UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-42181

DirectBooking Technology Co., Ltd.

Room 2912, 29/F., New Tech Plaza

34 Tai Yau Street

San Po Kong

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Notice of Regained Compliance with Nasdaq Listing Rules

As previously disclosed, on March 12, 2025, DirectBooking Technology Co., Ltd. (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that the bid price of the Company had closed at less than $1 per share over the previous 30 consecutive business days, and, as a result did not comply with Listing Rule 5550(a)(2). Nasdaq has provided the Company with a 180 calendar days compliance period, or until September 8, 2025, in which to regain compliance with Nasdaq continued listing requirement. On September 9, 2025, the Company received a letter from Nasdaq, notifying the Company that Nasdaq has determined the Company is eligible for an additional 180 calendar day period, or until March 9, 2026, to regain compliance with the minimum bid price of $1 per share requirement pursuant to the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2).

On March 5, 2026, the Company received formal notification from Nasdaq, that the Company has regained compliance with the Nasdaq Minimum Bid Price Requirement. Nasdaq made this determination of compliance after the closing bid price of the Company’s ordinary shares was at $1.00 per share or greater for the last 10 consecutive business days from February 19 to March 4, 2026. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), and the prior bid price deficiency matter is now closed.

A copy of the press release announcing the Company’s regain of compliance is furnished as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DirectBooking Technology Co., Ltd.

By:	/s/ Tan Yu
Name:	Tan Yu
Title:	Chief Executive Officer, Chairman of the Board and Director

Date: March 6, 2026